REVISED SCHEDULE A

Compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the relevant Funds.

Fund                                                                                                               Rate*

AZL Morgan Stanley Global Real Estate Fund                               0.600% on the first $200 million
0.400% thereafter

AZL Morgan Stanley Mid Cap Growth Fund**	0.500% on the first $100 million
0.450% on the next $150 million
0.425% on the next $250 million
0.400% thereafter
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* For Funds with multiple rates, when average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a breakpoint rate. For example, if average daily net assets are $500 million in the AZL Morgan Stanley Global Real Estate Fund, a rate of 60 bps would apply to the first $200 million and a rate of 60 bps would apply to the remaining $300 million in assets.

** Minimum fee payable per calendar year is $100,000.
Acknowledged:

ALLIANZ INVESTMENT                                                                  MORGAN STANLEY
MANAGEMENT LLC                                                                         INVESTMENT MANAGEMENT
INC.

By:  /s/ Brian Muench                                                                          By:  /s/ Michael D. Fitzgerald
Name:  Brian Muench                                                                           Name:  Michael D. Fitzgerald

Title:  President                                                                                      Title:  Managing Director

Effective as of October 1, 2011, the schedule is revised to reflect a fee change to the AZL Morgan Stanley Global Real Estate Fund.

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